Exhibit 99.12

NICE Actimize Positioned as Top Ten Vendor in 2024 Chartis
RiskTech AI50 Report for Leadership in AI in Risk Management Solutions

 NICE Actimize was also honored with three solution category awards, including the use of AI in
AML and transaction monitoring, communication and control, and customer service

Hoboken, NJ – August 27, 2024 – NICE Actimize, a NICE (NASDAQ: NICE) business, has been positioned as #8 and a market leader in the inaugural Chartis Research RiskTech AI50 Report which assessed 50 of the industry’s top vendors across the risk management landscape, assessing their capabilities and use of AI. Chartis Research, part of Infopro Digital, is a leading provider of research and analysis on the global market for risk technology. NICE Actimize also received three category awards for its AI-specific solution expertise.

The Chartis RiskTech AI research report explored the broad landscape of AI adoption in financial risk management. This comprehensive study offered a panoramic view of the industry and a detailed examination of specific training techniques and machine learning (ML) architectures. Chartis assessed the current state of AI in risk management by identifying areas of maturity, promising growth and innovation. From emerging large language model (LLM)-based applications to established credit scoring and fraud-detection ML models, the report highlighted the depth and diversity of AI applications in the field.

In addition to its “top ten” position, NICE Actimize also won three solution category awards that included:
•	Use of AI in AML and transaction monitoring
•	Use of AI in communication and control
•	Use of AI for customer service

According to Chartis Research, “We believe that AI and AI tools will increasingly become core components of risk and analytics, co-existing and blending with other statistical and mathematical elements. For now, though, this is an area undergoing rapid evolution, and as new tech providers continue to emerge in the market with ever more innovative offerings, Chartis’ goal remains to analyze this dynamic and changing landscape and recognize the companies operating within it.”

“NICE Actimize meets the challenges faced by financial institutions head on with AI embedded within an impressive portfolio of financial crime solutions,” said Craig Costigan, CEO, NICE Actimize. “Delivering AI-powered solutions for many years, we have invested in a world-class data science capability that sits at the core of our portfolio. This is evident by the sheer number of AI capabilities our customers have deployed in production. Our commitment to AI is only accelerating with the recent releases of network analytics and Generative AI-powered offerings. Thank you to Chartis for recognizing these achievements.”

NICE Actimize was recently positioned as #1 in the inaugural Chartis Research Financial Crime and Compliance 50 Report and has been positioned as a leader in numerous Chartis RiskTech Quadrant reports including Watchlist Screening, FRAML, AML, KYC, communications monitoring and other financial crime solution categories.

For further information on NICE Actimize financial crime solutions including white papers and e-books, please visit its web site here.

About Chartis
Chartis Research is the leading provider of research and analysis on the global market for risk technology. It is part of Infopro Digital, which owns market-leading brands such as Risk and WatersTechnology. The goal of Chartis Research is to support enterprises as they drive business performance through improved risk management, corporate governance, and compliance, and to help clients make informed technology and business decisions by providing in-depth analysis and actionable advice on all aspects of risk technology.

RiskTech Quadrant®, RiskTech100® and FinTech QuadrantTM are registered trademarks of Infopro Digital Services Limited (http://www.chartis-research.com).

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers and investors assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.niceactimize.com, @NICE_Actimize or Nasdaq: NICE.

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered contact center software. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com.

Corporate Media Contact:
Cindy Morgan-Olson, +1 646 408 5896, media@nice.com, ET

Investors:
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Costigan, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties in making additional acquisitions or difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners; cyber security attacks or other security breaches against the Company; privacy concerns; changes in currency exchange rates and interest rates, the effects of additional tax liabilities resulting from our global operations, the effect of unexpected events or geo-political conditions, such as the impact of conflicts in the Middle East that may disrupt our business and the global economy; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.